David C. Buck 713.220.4301 Phone dbuck@akllp.com
January 23, 2007

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Duncan Energy Partners L.P. Amendment No. 3 to Registration Statement on Form S-1 Filed January 22, 2007 File No. 333-138371
Dear Mr. Owings:
     On behalf of Duncan Energy Partners L.P. (the “Registrant”), we are filing Amendment No. 4 to the above referenced registration statement (the “Registration Statement”).
     In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 22, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
     Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Mr. H. Christopher Owings
January 23, 2007

Amendment No. 3 to Form S-1
Exhibit 5.1, Legality Opinion
Comment 1
We note that the opinion is limited to the Delaware Revised Uniform Limited Partnership Act. Please revise your opinion so that it speaks to all statutory provisions and applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See the Corporation Finance Current Issues Outline, November 12, 2000.
     Response:
     We have revised our opinion accordingly.
Exhibit 8.1, Tax Opinion
Comment 2
Please delete the statement indicating that the opinion is limited to the date of filing.
     Response:
     We have revised our opinion accordingly.
     Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to the undersigned at (713) 220-4301.
Regards,

/s/ David C. Buck

David C. Buck
Enclosure
cc:      Richard H. Bachmann (Registrant)